[redacted]

14048256

KW 3/20/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36866

MAIL RECEIVED MAR 06 2014 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8292 Darsy Drive
(No. and Street)

Huntington Beach (City) CA (State) 92647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Enroth 714 841-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2014
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richa[redacted]roth, swear (or affirm) that, to the best of my knowle[redacted]e and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Financial, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Please see attd. 'Acknowledgement'

[redacted]IFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA

County of ORANGE

On February 20, 2014 (Date) before me, SURBHI LOHIA, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared Richard Edward Allan Enroth (Name(s) of Signer(s)),

SURBHI LOHIA
COMM. # 2025031
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JUNE 14, 2017

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

Witness my hand and official seal.

Signature Surbhi Lohia
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: February 20, 2014 Number of Pages: Two (2)

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____
☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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Morris Financial, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Report of Independent Auditor

Board of Directors
Morris Financial, Inc.
Huntington Beach, California

Report on the Financial Statements

I have audited the accompanying financial statements of Morris Financial, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morris Financial, Inc. as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2014

Morris Financial, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash - Checking		$ 7,115
Cash - Savings		5,008
Total Cash		$ 12,123
Total Assets		$ 12,123
Other Assets (Non-Allowable)		$ 1,217
Total Allowable and Non-Allowable Assets		$ 13,340

Liabilities and Shareholder's Equity

Accounts Payable		$ 100
Total Liabilities		$ 100
Shareholder's Equity		
Common Stock	$ 11,000	
Additional Paid-in Capital	76,185	
Retained (Deficit)	(73,945)	
Total Shareholder's Equity		$ 13,240
Total Liabilities and Shareholder's Equity		$ 13,340

See accompanying notes to financial statements

Morris Financial, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2013

Revenues	
Commission Income	$ 28,052
FINRA/CRD Refund and CRD Fees Received	$ 1,387
Marketing Allowance	$ 2,004
Interest income	$ 2
Total Revenues	$ 31,445
Expenses	
Administrative Expenses	$ 342
Bank Service Charges	35
Commissions Override	5,500
Commissions	12,000
Computer and Internet	144
Professional Fees-FinOp	5,750
Insurance	576
License and Registration	2,882
Meals and Entertainment	65
Office Supplies	250
Printing and Reproduction	54
Professional Fees	4,989
Rent & utilities	400
Total Expenses	32,987
(Loss) before taxes	(1,542)
State income tax	800
Net (Loss)	$ (2,342)

See accompanying notes to financial statements

Morris Financial, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Paid-In Capital	Retained (Deficit)	Total
Balance, December 31, 2012	$ 11,000	$ 68,435	$(71,603)	$ 7,832
Contributions		7,750		7,750
Net (loss)			(2,342)	(2,342)
Balance, December 31, 2013	$ 11,000	$ 76,185	$(73,945)	$ 13,240

See accompanying notes to financial statements

Morris Financial, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net (loss)	$(2,342)
Contribution by shareholder – non cash	0
Accounts payable	(1,568)
FINRA CRD Refund	(1,217)
Net cash used by operating activities	(5,126)
Cash flows from investing activities:	0
Cash flows from financing activities:	
Contributions	7,750
Net cash provided by financing activities	0
Net increase in cash	2,623
Cash: Beginning of the year	9,500
Cash: End of the year	$ 12,123

Supplemental cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 1,975
Other non cash capital contribution	$ 0

See accompanying notes to financial statements

Morris Financial, Inc.
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

Morris Financial, Inc. (the "Company") was incorporated on October 20, 1986 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Real estate syndicator
- Broker or dealer selling oil and gas interests
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

Provision for Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

Note 2 – Significant Accounting Policies (continued)

Provision for Income Taxes (continued)
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Note 3 - Fair Value (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$12,123	-	-	$12,123

Note 4– Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At December 31, 2013, the Company had net capital of $12,023 which was $7,023 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness, $100 to net capital was .83%.

Note 5 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2013, the Company recorded $800 in California taxes.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2013 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8– Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through February 26, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Morris Financial, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2013

Computation of Net Capital

Shareholder's Equity	$ 13,240
Non-Allowable Asset	$ 1,217
Net Capital	$ 12,023

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 6
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Net Capital	$ 7,023
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 12,013

Computation of Aggregate Indebtedness

Total liabilities (from statement of financial condition)	$ 100
Percentage of aggregate indebtedness to net capital	.83%

Reconciliation

The following is a reconciliation as of December 31, 2013 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4).

Unaudited Net Capital	$ 12,023
Unrecorded Liabilities	(0)
Audited Net Capital	$ 12,023

See accompanying notes to financial statements

Morris Financial, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirement is not applicable to Morris Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).s

Morris Financial, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Morris Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Morris Financial, Inc.
Huntington Beach, California

In planning and performing my audit of the financial statements of Morris Financial, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2014